

Mail Stop 3561

October 1, 2015

Joseph Segelman
President and Chief Executive Officer
Reign Sapphire Corporation
9465 Wilshire Boulevard
Beverly Hills, CA 90212

> **Re:** **Reign Sapphire Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 22, 2015**
> **File No. 333-204486**

Dear Mr. Segelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2015 letter.

Dilution, page 20

1. We note the revisions you made to Dilution in response to comment 5 in our letter dated September 10, 2015. However, the amounts presented do not appear to be correct. Specifically, we note that in computing net tangible book value and net tangible book value per share you have deducted $150,000 of offering costs. However, you disclose estimated offering costs of $165,000 on page 5. Please revise your disclosures under each of the 25%, 50%, 75% and 100% offering scenarios to reflect the full amount of estimated offering costs or advise us why you believe no revision is necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Historical Development, page 23

2. We have reviewed your response to comment 7. It continues to appear that your reliance on the relationships of your CEO with other parties in the industry and your significant outsourcing of your business activities do not constitute a "vertically integrated" business model. Please revise your disclosures to remove references to vertical integration.

Plan of Operations

Plan of Operations, page 27

3. We have reviewed your response to comment 9. Based on your revisions, you have outlined milestones related solely to marketing and promotional activities, which you estimate at $750,000 over the next 12 months. We note, however, that you have not provided milestones related to the processing, refining, manufacturing, and quality control aspects of your business, which you estimate at $900,000 over the next 12 months. Please revise your disclosures to provide milestones for the breadth of your value chain.

Description of Business

Products, page 39

4. We have reviewed your response to comment 13. We understand you rely on the relationships of Mr. Segelman; however, your inventory consists of loose sapphires from only two distinct suppliers, one of which is an affiliate. Please revise your disclosure here to identify your suppliers and the nature of any continuing relationships with these parties, such as the employment status of Mr. Segelman with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

 You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lilyanna Peyser for

                                        Mara Ransom
                                        Assistant Director
                                        Office of Consumer Products

cc: Alan Gutterman